Mail Stop 4561

      					August 12, 2005


Jonathan Z. Cohen
Chief Executive Officer
Resource Capital Corp.
712 Fifth Avenue, 10th Floor
New York, New York  10019

Re:	Resource Capital Corp.
	Registration Statement on Form S-11
      Filed July 11, 2005
      File No. 333-126517

Dear Mr. Cohen:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that you are a specialty finance company that intends to invest in commercial real estate-related assets, residential real estate-related assets and commercial finance assets. We further note that you intend to operate your business so as to be excluded from regulation under the Investment Company Act and your disclosure on pages 17, 18, 95 and 96. Please provide the staff with a detailed analysis as to why your current and proposed business and investment strategy has not caused you to be, and will not cause you to become, an "investment company" within the meaning of Section 3 of the Investment Company Act of 1940. For example, if you intend to rely on the exemption set forth in Section 3(c)(5)(C) of that act, your analysis should include a discussion of how you have satisfied and expect to continue to satisfy the requirements for the availability of that exemption established by applicable Commission rules and staff interpretations. Further, please note that we will refer your response to the Division of Investment Management for further review.
2. We note that Credit Suisse First Boston, Friedman Billings
Ramsey,
Citigroup and J.P. Morgan are underwriting this offering. We further note that Credit Suisse First Boston has entered into repurchase agreements with you and will receive a portion of the net proceeds received by you from this offering through the repayment of indebtedness under the repurchase agreements. In addition, we note that you have purchased and will in the future likely purchase investments, including RMBS, ABS and syndicated loans, from or issued by affiliates of the underwriters in this offering, including Credit
Suisse First Boston, Friedman Billings Ramsey, Citigroup and J.P. Morgan. Please revise throughout your prospectus to include appropriate and detailed disclosure regarding the risks associated with the lack of an unaffiliated underwriter for this offering. You should address specifically the risk associated with the underwriter due diligence obligation. If you intend to voluntarily comply with
NASD Rule 2720 by having an unaffiliated underwriter act as a Qualified Independent Underwriter, please revise to provide appropriate disclosure. Please tell us whether the NASD has been contacted regarding these conflicts and whether it has any objections to the involvement of the underwriters in this offering as a result.
Include all correspondence between the underwriters and the NASD as it relates to this offering.

3. We note that, upon completion of your private placement in March
2005, you granted to your manager 345,000 shares of restricted stock and options to purchase 651,666 shares of your common stock and that your manager subsequently allocated 279,000 shares of the 345,000 shares of restricted stock to its officers and employees. We further note section 8(k) of the management agreement, which states your manager has the right to allocate the restricted stock and options at its sole and absolute discretion to its officers, employees and other individuals who provide services to it. Please provide your analysis regarding whether the manager should be viewed as taking those shares with a view towards distribution and therefore should be viewed as an underwriter. In this connection, please tell us when such allocations were made and to whom. Assuming the manager is an underwriter, please tell us the exemption you are relying on for the issuance to these officers and employees and provide your analysis regarding why this issuance should not be integrated with this offering.

4. We note that your manager will receive at least 25% of its incentive fee in the form of shares of your common stock and has the right in its discretion to allocate these shares to its officers, employees and other individuals who provide services to it. We note from the management agreement on page 12 that the manager agrees not to sell the common shares paid to it as incentive compensation prior to the date that is one year after such shares are due and payable.
We note further that the manager has the right to "allocate such shares in its sole and absolute discretion." Please tell us whether the manager`s agreement not to sell the common shares for one year includes these allocations or whether there are any other restrictions on your manager`s ability to allocate these shares. If there is no restriction on such allocations, please discuss whether the manager should be viewed as taking those shares with a view towards distribution. In addition, please tell us whether any shares received by your manager as an incentive fee have subsequently been allocated to its officers, employees or other individuals.

5. Please tell us the exemption from registration on which you are relying for the issuances of common stock as incentive compensation and the facts relied upon to make the exemption available. Please provide us with your analysis with respect to the potential for the integration of these transactions and the public offering of securities, including a discussion of any relevant staff interpretations. Please refer to Black Box Incorporated (June 26,
1990) and Squadron, Ellenoff, Plesant & Lehrer (February 28,
1992).
We may have further comment.

6. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

7. Please provide the disclosure regarding promoters required by Item
11 of Form S-11, including the information called for by Item
11(d)
regarding the names of the promoters and indicate all positions and offices with the registrant now held or intended to be held by each such promoter.

Cover

8. We note the disclosure regarding your expectation to apply to list the shares on the NYSE. Please refer to the note to Item 202 of Regulation S-K and advise or revise.

9. The cover page should contain only information required by Item 501 or that is key information. In this connection please delete the first and last sentences in the first paragraph. See our Plain
English Handbook available at www.sec.gov.

10. The cover page risk factors should concisely highlight the most significant adverse effects related to the offering and should be quantified to the extent possible. For guidance refer to Section II.A.3.a. of Securities Act Release 33-6900 and Item 1.D. of Guide 5.
At a minimum the cover page should include a discussion of these additional risks:

* that each of your intended investments offer unique risks, naming the risk, for each intended investment including, CMBS, non-agency
RMBS, syndicated bank loans, other ABS, equipment leases, trust preferred securities and private equity investments. We note the fifth risk factor discusses the greater risk of loss associated with mezzanine obligations and B notes.
* the nature of the limitations on ownership and transferability of your shares;
* that you will pay the manager substantial management fees regardless of the performance of your portfolio.

With respect to the current bullet risk factors, please:
* consider whether the last sentence of the second bullet point risk factor is among the most significant risks and expand the first sentence to disclose how you are dependent on the manager, including that you have no employees;
* expand the third risk factor with respect to conflicts of interest to briefly describe the nature of your relationship with your manager and the specific nature of each conflict;
* revise the seventh risk factor to clarify your statement regarding sensitivity to interest rates by disclosing that increases in interest rates would result in reduced earnings and distributions to investors.

Summary, page 1

11. We note that you are externally managed and advised by Resource
Capital Manager, an indirect wholly-owned subsidiary of Resource America. We further note in the introduction to the summary that "Resource" refers to Resource America and Resource Capital Manager, but not you. Please revise your disclosure in the summary and throughout the prospectus to clarify that Resource refers to affiliated entities, but does not refer to you. Consider using terms that convey that you are referring to your manager and its parent Resource America to distinguish them from Resource Capital. For example, in the summary under the headings "Business Strengths" and
"Resource`s Asset Management and Administrative Resources," you should clarify that you have limited resources, no employees and are dependent on Resource Capital Manager and Resource America. Also, please state that you do not control the assets and personnel of Resource.
12. Please revise the introductory paragraph to delete the statement that the summary is not complete. A summary, by its very nature, is not complete; however, it should contain a summary of all the material information found in the prospectus. Please revise accordingly.

13. The summary should provide investors with a clear, concise and coherent "snapshot" description of the most significant aspects of the offering. We note that much of the information in the summary is repeated in, and more appropriate for, the body of the prospectus. Further, we note that much of the information in the summary is repeated in the summary. For example, much of the information in "Business Strengths" is repeated in "Resource`s Asset Management and
Administrative Resources." For another example, the information under "Our Company" is repeated on page 77 and the information under
"Business Strengths" and "Business Strategy" is repeated on pages
79
and 80. Please revise to delete repetitious disclosure. Also, please limit your summary to key information about your business and your offering and provide the more detailed disclosure in the body of the prospectus. For example, the discussion on pages 3 and 4 regarding Resource America`s subsidiaries appears to be more appropriate for the "Business" section.

14. Please provide your website address if available.

15. In order to ensure consistency, please incorporate changes made in response to the comments below to your business section and other parts of your prospectus, as necessary.

Our Company, page 1

16. Please make it clear in the first paragraph that it is only your
intention to provide attractive risk-adjusted returns. Here and throughout your prospectus, please avoid any suggestion that you will in fact achieve an "attractive" rate of return for shareholders. Also, please balance your disclosure by making it clear that future dividends and capital appreciation are not guaranteed and your ability to achieve this objective is not based on your operating history or REIT experience, which is limited. Further, please avoid any suggestion that your "multi-asset class strategy" will result in
risk-adjusted returns. In this connection, we note that more than
96%
of your investments appear to have floating and hybrid rates. Further, where you discuss "risk-adjusted total returns" please revise to briefly explain what you mean.

17. Please refrain from using the term "dividend" in this section and throughout the prospectus unless it is clear from the context that you will have sufficient funds to pay a dividend rather than a distribution. Payment of dividends implies the existence of current and accumulated earnings and profits. Since the company was recently formed, there is no assurance you will have current or accumulated earnings and profits.

18. On page 3, please disclose the percentage of assets you intend to diversify over your targeted asset classes within 12 months of this offering.

19. We note that your ability to execute your multi-class strategy will be subject to limitations imposed by REIT qualification standards under the Internal Revenue Code of 1986 and requirements for exclusion from regulation under the Investment Company Act of 1940. Please expand your disclosure to briefly discuss these limitations and the requirements for exclusion.

20. To complement your asset description:
* please disclose key strategic objectives (such as leverage ratio, average FICO score, reliance on sub-prime lending, and hedge correlation), any limitations on those objectives expressed in organizational documents or debt covenants;
* please explain how your objectives diverge from your current portfolio, if at all;
* please describe, in summary form, the other key aspects of your portfolio, including weighted average maturities and prepayment and default rates.

21. We note your disclosure on page 2 that your "income is generated primarily from the net interest spread or difference between the interest income you earn on our investment portfolio and the cost of financing our investment portfolio." Further, we note your disclosure on page 2 that you use derivative investments to manage the risk created by mismatches between maturities and repricing. In order to provide investors with a better understanding of the mechanics of your business in light of the dominant risks, please revise to also discuss the risks of rising interest rates, prepayment and default rates, and briefly discuss the magnified risks associated with leverage, the costs associated with and practical limitations on hedging, and the continuing impact of fixed management fees that are not tied to performance.

22. We note your statement that you invested $214.7 million of the net proceeds raised from your March 2005 private offering. Please revise to disclose the total amount raised and revise to disclose the initial purchasers in your March 2005 offering.

23. We note the chart on page 2 describing your current investment portfolio. Please expand your disclosure to provide your total indebtedness associated with this portfolio.

External Manager, page 3

24. Please disclose whether Resource Capital Manager provides management or other services to other entities and when it was formed.

25. We note that Resource Capital Manager is an indirect wholly-owned subsidiary of Resource America, with whom Resource Capital Manager shares personnel. Please clarify, if true, that Resource Capital Manager has no employees and that neither you nor your manager will have any independent officers and that you and your manager will be entirely dependent on Resource America for the day-to-day operation of the company. Further, in order to balance your disclosure, please move your discussion regarding conflicts of interest on pages 13 and
14 to immediately follow this discussion of your manager.

26. We note that Resource Capital Manager draws upon the expertise and experience of Resource America, which has 136 employees involved in asset management. Please disclose the amount of time your senior management team and these employees will devote to you.


Business Strengths, page 4

27. We note your statements throughout, including pages 4 and 8 of the summary, that you benefit from Resource`s extensive relationships which you believe enhance your access to attractive investment opportunities and financing sources. Please identify the specific relationships or investments to which you are referring and disclose whether you have executed any sourcing agreements. Alternatively, you may omit this disclosure from your prospectus.

28. Please balance the disclosure regarding your senior management`s significant experience with disclosure that your manager does not have prior experience managing a REIT.

Our Financing Strategy, page 7

29. We note that your investment policies require no minimum or maximum leverage. Please expand your disclosure to discuss your current leverage.

30. We note your disclosure that you intend to use CDO`s and "other term financing" to match maturity and repricing dates. Please expand your disclosure to briefly discuss the other financing that you intend to use.

Summary Risk Factors, page 9

31. Please relocate the summary risk factors so that they appear immediately after the discussion of your business strengths.

32. We note that there are potential conflicts of interest in your relationship with Resource Capital Manager. Please expand your disclosure to include a separate risk factor with respect to each conflict.

33. Please revise your disclosure with respect to relationships with your underwriters to state that there may be potential conflicts of interest and briefly describe such conflicts. Further, please identify the underwriters.

Management Agreement, page 11

34. Please revise to clarify that your manager`s base compensation is not tied to the performance of the portfolio and that the incentive compensation may encourage speculative behavior.

Distribution Policy, page 16

35. Please revise the summary and page 53 to state that your cash available for distributions may be less than 90% of your REIT taxable income, which could require you to sell assets or borrow funds in order to make distributions.

Our Formation and Structure, page 19

36. Please discuss the role that your qualified REIT subsidiaries will serve in your operations.

37. Please revise your chart to disclose your ownership structure following this offering and include all qualified REIT subsidiaries.
We note your disclosure regarding Ischus CDO II on page 68.

38. We note your statement on page 19 that Resource America and entities affiliated with it purchased shares representing 6.1% of your common stock on a fully-diluted basis and directors and officers purchased shares representing 2.2% of your common stock on a fully-diluted basis. Please reconcile this statement with the percentages on your organization chart. In addition, please revise the chart to note the restricted stock and options held by Resource Capital Manager.

Risk Factors, page 24

39. Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following examples:

* "We may not be able to manage growth effectively or achieve growth at all," page 27

* "We operate in a highly competitive market for investment opportunities," page 28

* "If we issue senior securities, their terms may restrict our operating flexibility," page 30

* "We may not realize gains or income from our investments," page
31

* "It may be difficult to sell many of our investments quickly if the need arises," page 33

* "Our hedging transactions may not completely insulate us from interest rate risk," page 36

Please revise throughout to identify briefly in your captions the specific risks to you that result from the facts or uncertainties. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

40. Please expand your disclosure in each relevant risk factor to quantify and briefly describe the base management fee, the incentive compensation and the termination fee associated with the management agreement.

Risks Related to our Business, page 24

We depend on Resource Capital Manager and Resource America..., page
24

41. We note your belief that your success depends to a significant extent upon the experience of Resource Capital Manager`s and Resource
America`s executive officers and senior portfolio managers and the departure of any of the executive officers or senior portfolio managers would harm your investment performance. Please expand your disclosure to identify these executive officers and senior portfolio managers. In addition, please clarify whether Resource Capital Manager has any employees.

Our management agreement with Resource Capital Manager..., page 26

42. We note that two of your directors are officers or directors of
Resource Capital Manager, Resource America or their affiliates.
Please expand your disclosure to identify these directors.

Risks Related to Our Investments, page 31

We may not realize gains or income from our investments..., page
31

43. We note that you may not realize gains or income from your investments. Please expand your disclosure to state specifically the risks that would cause you not to realize gains or income from your investments. If such risks are detailed elsewhere, please consider removing this risk factor.

We remain subject to losses on our mortgage portfolio..., page 31

44. We note that a significant portion of your assets are invested in
MBS that are either agency-backed or are rated investment grade by at least one rating agency. Please expand your disclosure to quantify the portion of your assets in MBS that are either agency-backed or are rated investment grade by at least one rating agency. In addition, please discuss whether you believe this percentage will change as you implement your targeted asset allocation.

An increase in our borrowing costs..., page 35

45. Please expand your disclosure to discuss when your repurchase agreements and other short-term borrowings mature.

Termination events contained in our repurchase agreements..., page
35

46. We note that you obtain a significant portion of your funding through use of repurchase facilities. Please quantify this significant portion.

We may be exposed to environmental liabilities..., page 35

47. We note that in the course of your business you may take title to real estate through direct purchase or through foreclosure.
Please
expand your disclosure to discuss the circumstances when you would take title to real estate through direct purchase.

Our hedging transactions may not completely..., page 36

48. Please expand your disclosure to discuss the transaction and other costs associated with hedging. Describe in sufficient detail the policies and procedures implemented to address risks associated with the use of derivatives. If no such policies and procedures are in place, please so disclose.

Hedging instruments often are not traded on regulated exchanges...,page 37
We may enter into derivative contracts that could expose us to unexpected losses..., page 37

49. Please revise to disclose the types of derivatives and hedging instruments in which you may invest.

Tax Risks

Our ownership of and relationship to our TRS..., page 48
50. We note your disclosure that your TRS` after-tax net income is available for distribution, but is not required to be distributed to you. Please expand your disclosure to briefly clarify that income that is not distributed to you by your TRS will not be subject to the
REIT 90% distribution requirement.

Use of Proceeds, page 51

51. We note your statement that you expect the repurchase agreements to be extended for consecutive 30-day periods and that the original maturity dates have passed. Please expand your disclosure to clarify, if true, that these repurchase agreements generally expire every 30 days.




Management`s Discussion of Financial Condition, page 58

Overview, page 58

52. Please revise to discuss the anticipated impact of the current interest rate environment, increasing competition and any other material trends.

53. We note your disclosure on page 58 that your income is generated primarily from the spread between the yield on your assets and the cost to finance the purchase of those assets. Please expand to discuss how you generate revenues from each of your various investments.

Financial Condition, page 61

54. In discussing your portfolio as of the most recent practicable date, please include detailed information, in both tabular and narrative form, on the types of investments you have and the collateral securing the mortgage loans, year of origination or issue date, lien position or class, Moody`s ratings classes, FICO scores, loan-to-value ratios and delinquency status of loans.

55. Please disclose the weighted average annual increases and lifetime interest rate caps for your hybrid investments. Also, please describe in more detail how the adjustable rates are generally calculated, including the benchmarks used.

Liquidity and Capital Resources, page 65

56. Please expand your disclosure to discuss the material terms of your repurchase agreements and your warehouse facilities and identify the counterparties.

57. On page 65, please discuss how much more money you expect to raise in repurchase agreements in order to obtain your target leverage and when you expect to have your current equity fully leveraged.

58. Please briefly describe the covenants contained in the standard master repurchase agreement.

59. Please explain the basis for your belief that you will have sufficient capital to meet your needs, including distributions, in light of your lack of operating history and risk related to your CDO strategy.

Contractual Obligations, page 67

60. Please provide your disclosure of contractual obligations in a tabular format.

Business, page 77

Investment Strategy, page 80

61. Please revise your disclosure to clarify that you have not adopted policies that require you to establish or maintain any specific asset allocations.

62. Please revise to clarify what is meant by Dollar price as presented in the tables on pages 81, 83, 84 and 85.

Investment Process, page 88

63. Please expand your disclosure to identify the members of your investment committee and discuss whether this committee reviews investments for any affiliates or other entities.

64. With regard to your investment guidelines discussed on page
89,
please expand your disclosure to provide all the information required by Item 13 of Form S-11, including:

* whether your interests in real estate will focus on a particular geographic area (it appears that they will not);

* whether it is your policy to acquire assets for primarily capital gain or income; and

* with regard to your investment in equity securities, the information called for by Items 13(c) and (d) of Form S-11.

Management Agreement, page 107

65. We note your statement on page 112 that you structured the manager`s incentive compensation to provide it with an incentive to achieve net income for you above a base amount. Please expand your disclosure to explain precisely what you hope to achieve (i.e., the level of growth before the incentive and any effect on growth after the incentive).

Conflicts of Interest In Our Relationship With Resource Capital
Manager, page 114

66. On page 116, please clarify what you mean when you state that your manager may, at either your or its discretion, enter into an agreement with your TRS so long as the aggregate compensation paid by you and the TRS does not exceed the aggregate compensation payable under your existing management agreement. Please clarify whether
(i)
your manager may contract with your TRS over your objection and
(ii)
your manager will receive no additional compensation (other than the existing management fees) even if it performs additional work for your TRS. Also, please explain what your manager might do for your
TRS.

Principal Stockholders, page 118

67. Please identify the natural persons controlling the shares held by your principal stockholders that are not public companies.

Certain Relationships and Related Transactions, page 120

68. Please identify all related parties by name and position. To the extent known, please quantify their interests in your manager or its affiliates, and the resulting interest in the related transactions.
To the extent known, please disclose your manager`s officers or employees or other individuals who have received allocations of restricted stock and options granted to your manager, or disclose that your manager has not yet made any determinations with respect to the allocations.

Description of Capital Stock, 124

69. We note the statement in the introductory paragraph that the summary description does not purport to be complete and is subject to and qualified in its entirety by reference to the MGCL, your charter and bylaws. Please note that a summary by its nature is not complete, but should highlight all the material provisions and should not be qualified by information outside of the prospectus. Please revise appropriately and clarify that your summary includes all the material information.

70. We note your statement that under Maryland law your stockholders are generally not personally liable for your debts and obligations.
Please expand your disclosure to clarify when your stockholders would be personally liable for your debts and obligations.

Underwriting, page 160

71. We note the discussion beginning on page 161 regarding the offering of stock in foreign countries. Please tell us whether this public offering is part of a global offering and revise your disclosure as appropriate.

72. We note that the underwriter has reserved shares for sale directly to your directors, employees and other persons. Please describe for us the mechanics of how and when these shares are offered and sold to investors in this directed share program. For example, tell us how you will determine the prospective recipients and number of reserved shares. Tell us how and when you and the underwriters notified the directed share investors, including the types of communication used. Disclose whether the underwriters or the company are using electronic communications or procedures, such as e-mail. Provide us with any materials given to potential purchasers.

Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when the underwriter or the company receives communications or funds. In this regard describe the process for confirmation and settlement of sales to directed share purchasers. Are directed share purchasers required to establish accounts before the effective time, and if so, what if any funds are put in newly established brokerage accounts before the effective date? What relationship, if any, do any funds deposited into new accounts have to the expected price for the shares being allocated to the directed share purchaser? How do the procedures for the directed share program differ from the procedures for the general offering to the public?

73. We note that a prospectus may be made available on the websites maintained by one or more representatives and also may be made available on the websites maintained by other underwriters.

* Please identify any representatives and any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us. If you become aware of any additional representatives or members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those representatives or members and provide us with a description of their procedures.

* Briefly describe any electronic distribution in the filing.

* Please describe whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, please identify the party and the website, describe the material terms of your agreement and provide us with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

* Please tell us whether any members of the selling group have made copies of the preliminary prospectus available over the Internet. If not, tell us when they intend to do so. In this regard, note that we would consider this posting a circulation of the preliminary prospectus.

      We may have further comment.

Report of Independent Registered Public Accounting Firm, page F-2

74. Please have your auditors amend their audit report to include a signature to comply with Rule 2-02 of Regulation S-X.


Notes to Consolidated Financial Statements

75. Please include Schedule IV - Mortgage loans on real estate, as required by Rule 5-04 of Regulation S-X.

Part II.  Information Not Required in Prospectus

Recent Sales of Unregistered Securities

76. Please tell us how many accredited investors purchased shares in the concurrent private placement on March 8, 2005. We may have additional comments.

Exhibits

77. Please file all required exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.

Signatures

78. Please identify your chief accounting officer.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kristina Beshears at 202-551-3429 or Daniel Gordon, Accounting Branch Chief, at 202-551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at
202-551-3852 with any other questions.

	Sincerely,



	Elaine Wolff
	Branch Chief

cc:	J. Baur Whittlesey, Esq. (via facsimile)
	Ledgewood
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Jonathan Z. Cohen
Resource Capital Corp.
August 12, 2005
Page 16